Legend Biotech Reports Third Quarter 2024 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) updates:
◦Net trade sales of approximately $286 million, representing operational growth of 87.6% year-over-year and 53.2% quarter-over-quarter
◦First and only cell therapy clinically shown to significantly extend overall survival versus standard therapies in multiple myeloma patients as early as second line; presented CARTITUDE-4 three-year follow-up data at the International Myeloma Society Annual Meeting
◦Initiated commercial production at Obelisc facility in Ghent, Belgium
◦Launched in Switzerland during the third quarter and recently received label expansion into third-line plus settings for multiple myeloma patients
◦Received China’s NMPA approval for the treatment of fourth-line plus multiple myeloma
◦Recently appointed Alan Bash as President of CARVYKTI®
•Announced plans for new, state-of-the-art cell therapy R&D facility in Philadelphia
•Cash and cash equivalents, and time deposits of $1.2 billion, as of September 30, 2024, which Legend Biotech believes will provide financial runway into 2026, when Legend Biotech anticipates achieving an operating profit

SOMERSET, N.J.—November 12, 2024— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its third quarter 2024 unaudited financial results and key corporate highlights.

“We are delighted with the robust sales growth in the third quarter, during which we have continued to increase commercial capacity and deliver CARVYTKI to more multiple myeloma patients around the world. The positive data from our CARTITUDE-4 study further strengthened our competitive position as CARVYKTI is now the first and only cell therapy shown to significantly extend overall survival compared to standard therapies for multiple myeloma patients as early as second line. This underscores the transformational benefits of this therapy and the importance of our efforts to expand patient access,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “To this end, we recently initiated commercial production at our Obelisc facility in Ghent, Belgium, which is anticipated to help fulfill demand for CARVYKTI around the world. We look forward to expanding our capacity further while advancing our R&D programs as part of our long-term strategy to strengthen Legend Biotech’s position as a leader in cell therapy innovation.”

Regulatory Updates
•China’s National Medical Products Administration (NMPA) approved cilta-cel for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least three prior lines of therapy, including a proteasome inhibitor and immunomodulatory agent.
•Swissmedic approved label expansion of CARVYKTI® for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least two prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 antibody and are refractory to lenalidomide.

Key Business Developments
•Announced positive three-year follow-up data from the Phase 3 CARTITUDE-4 study showing that CARVYKTI® significantly extended overall survival in patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy, reducing the risk of death by 45 percent versus standard therapies. These findings were presented in a late-breaking oral session at the 2024 International Myeloma Society (IMS) Annual Meeting. Legend Biotech and Janssen Biotech, Inc.* plan to share these results with US and EU regulatory agencies to support potential label updates.
•Received approval for and initiated commercial production of CARVYKTI® at the new Obelisc site in Ghent, Belgium, which is expected to help fulfill additional patient demand.
•Launched CARVYKTI® in Switzerland in the third quarter, marking the expansion into the fifth country where CARVYKTI® is commercially available.
•Announced the establishment of a new, state-of-the-art research and development (R&D) facility in Philadelphia, Pennsylvania, expected to be completed in the third quarter of 2025, to expand Legend Biotech’s existing U.S. R&D footprint and advance its portfolio of next-generation cell therapies.

* In December 2017, Legend Biotech entered into an exclusive worldwide collaboration and license agreement with Janssen Biotech, Inc., a Johnson & Johnson company, to develop and commercialize cilta-cel (the “Janssen Agreement”).

Third Quarter 2024 Financial Results

•License Revenue: License revenue was $17.1 million for the three months ended September 30, 2024, which was entirely contributed by the Novartis License Agreement; compared to $20.1 million for the three months ended September 30, 2023, which was entirely contributed by the achievement of milestones under the Janssen Agreement.

•Collaboration Revenue: Collaboration revenue was $142.8 million for the three months ended September 30, 2024 compared to $75.9 million for the three months ended September 30, 2023. The increase was primarily due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.

•Collaboration Cost of Revenue: Collaboration cost of revenue was $52.5 million for the three months ended September 30, 2024 compared to $43.5 million for the three months ended September 30, 2023. The increase was primarily due to higher net trade sales of CARVYKTI®. Collaboration Cost of Revenue is determined based on Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement.

•Cost of License and Other Revenue: Cost of license and other revenue for the three months ended September 30, 2024 was $3.0 million and consisted of costs in connection with the Novartis License Agreement. The Company did not incur any cost of license and other revenue for the three months ended September 30, 2023.
•Other Income and Gains: Other income and gains were $16.8 million for the three months ended September 30, 2024 compared to $35.8 million for the three months ended September 30, 2023.The decrease of $19.0 million was primarily driven by the lack of unrealized foreign exchange gains in the three months ended September 30, 2024, compared to $16.1 million of unrealized foreign exchange gains for the three months ended September 30, 2023.

•Research and Development Expenses: Research and development expenses were $95.5 million for the three months ended September 30, 2024, compared to $95.9 million for the three months ended September 30, 2023. These expenses are primarily due to research and development activities in cilta-cel, including start-up costs for clinical production in Belgium, as well as continued investment in our solid tumor programs.

•Administrative Expenses: Administrative expenses were $35.3 million for the three months ended September 30, 2024, compared to $28.1 million for the three months ended September 30, 2023. The increase was primarily due to the expansion of administrative functions and infrastructure to increase manufacturing capacity.

•Selling and Distribution Expenses: Selling and distribution expenses were $44.3 million for the three months ended September 30, 2024, compared to $21.1 million for the three months ended September 30, 2023.The increase was primarily driven by costs associated with commercial activities for cilta-cel, including the expansion of the sales force and second line indication launch.

•Other Expenses: Other expenses were $61.8 million for the three months ended September 30, 2024, compared to $0.1 million for the three months ended September 30, 2023. This increase was almost entirely driven by approximately $62.8 million of unrealized foreign exchange loss for the three months ended September 30, 2024. The unrealized foreign exchange losses were primarily driven by intercompany transactions and balances between the US and non-US legal entities related to the research and development activities. For the three months ended September 30, 2023, there was no unrealized foreign exchange loss.

•Net Loss: Net loss was $125.3 million for the three months ended September 30, 2024, compared to a net loss of $62.2 million for the three months ended September 30, 2023.

•Cash Position: Cash and cash equivalents, and time deposits were $1.2 billion as of September 30, 2024.

Webcast/Conference Call Details:
Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech
Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell, gamma-delta T cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at https://legendbiotech.com/ and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements relating to the potential approval of CARVYKTI® for earlier lines of therapy; statements related to Legend Biotech manufacturing expectations for CARVYKTI® and the completion of a new R&D facility in the third quarter of 2024, statements related to Legend Biotech’s ability to fund its operations into 2026; statements related to Legend Biotech’s ability to achieve operating profit; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three Months Ended September 30, 2024		Nine Months Ended September 30, 2024
	2024	2023	2024	2023
US$’000, except share and per share data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE
License revenue	17,096	20,057	120,123	35,172
Collaboration revenue	142,828	75,937	314,563	170,369
Other revenue	281	19	6,033	138
Total revenue	160,205	96,013	440,719	205,679
Collaboration cost of revenue	(52,510)	(43,479)	(146,966)	(111,764)
Cost of license and other revenue	(2,959)	—	(13,693)	—
Other income and gains	16,815	35,838	49,148	49,812
Research and development expenses	(95,522)	(95,855)	(309,112)	(276,535)
Administrative expenses	(35,300)	(28,104)	(102,582)	(78,062)
Selling and distribution expenses	(44,270)	(21,098)	(98,556)	(60,481)
Other expenses	(61,841)	(134)	(1,139)	(231)
Fair value loss of warrant liability	—	—	—	(85,750)
Finance costs	(5,504)	(5,676)	(16,463)	(15,974)
LOSS BEFORE TAX	(120,886)	(62,495)	(198,644)	(373,306)
Income tax expense	(4,435)	288	(4,666)	(130)
LOSS FOR THE PERIOD	(125,321)	(62,207)	(203,310)	(373,436)
Attributable to:
Ordinary equity holders of the parent	(125,321)	(62,207)	(203,310)	(373,436)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	(0.34)	(0.17)	(0.56)	(1.07)
Diluted	(0.34)	(0.17)	(0.56)	(1.07)
ORDINARY SHARES USED IN LOSS PER SHARE COMPUTATION
Basic	366,562,487	363,075,209	365,268,372	348,293,363
Diluted	366,562,487	363,075,209	365,268,372	348,293,363

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30, 2024	December 31, 2023
	US$’000	US$’000
	(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	104,031	108,725
Advance payments for property, plant and equipment	376	451
Right-of-use assets	99,452	80,502
Time deposits	4,509	4,362
Intangible assets	2,507	4,061
Collaboration prepaid leases	172,981	151,216
Other non-current assets	1,932	1,493
Total non-current assets	385,788	350,810
CURRENT ASSETS
Collaboration inventories, net	23,548	19,433
Trade receivables	705	100,041
Prepayments, other receivables and other assets	112,801	69,251
Financial assets at fair value through profit or loss	—	663
Pledged deposits	583	357
Time deposits	753,123	30,341
Cash and cash equivalents	459,277	1,277,713
Total current assets	1,350,037	1,497,799
Total assets	1,735,825	1,848,609
CURRENT LIABILITIES
Trade payables	26,906	20,160
Other payables and accruals	164,864	132,802
Government grants	554	68
Lease liabilities	4,342	3,175
Tax payable	11,067	7,203
Contract liabilities	63,161	53,010
Total current liabilities	270,894	216,418
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	296,623	281,328
Lease liabilities long term	45,626	44,169
Government grants	6,548	7,305
Contract liabilities	—	47,962
Other non-current liabilities	27	56
Total non-current liabilities	348,824	380,820
Total liabilities	619,718	597,238
EQUITY
Share capital	37	36
Reserves	1,116,070	1,251,335
Total ordinary shareholders’ equity	1,116,107	1,251,371
Total equity	1,116,107	1,251,371
Total liabilities and equity	1,735,825	1,848,609

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended September 30,		Nine Months Ended September 30,
US$’000	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

LOSS BEFORE TAX	(120,886)	(62,495)	(198,644)	(373,306)
CASH FLOWS USED IN OPERATING ACTIVITIES	(75,822)	(60,848)	(61,955)	(297,631)
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES	329,077	(209,072)	(762,702)	(314,723)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	4,245	961	6,031	790,565
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	257,500	(268,959)	(818,626)	178,211
Effect of foreign exchange rate changes, net	524	(784)	190	(772)
Cash and cash equivalents at beginning of the period	201,253	1,233,213	1,277,713	786,031

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	459,277	963,470	459,277	963,470
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	1,217,492	1,242,669	1,217,492	1,242,669
Less: Pledged deposits	583	356	583	356
Time deposits	757,632	278,843	757,632	278,843
Cash and cash equivalents as stated in the statement of financial position	459,277	963,470	459,277	963,470
Cash and cash equivalents as stated in the statement of cash flows	459,277	963,470	459,277	963,470